Coloplast

Ostomy care
Urology & Continence care
Wound & Skin care

RECEIVED
2009 DEC 17 A 7:49

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

2 December 2009
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

09047515

Gunilla Jensen
Coordinator

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed announcement to Nasdaq OMX Copenhagen Nos. 16-19/2009.

SUPPL

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

Encl.

dlw 12/17

Announcement No. 16/2009
17 November 2009

To the shareholders of Coloplast A/S

17 November 2009

We have the pleasure of inviting you to attend the Annual General Meeting of Coloplast A/S, which will be held on

Tuesday, 1 December 2009 at 3:30 pm

at the premises of Coloplast at Holtedam 3, Humlebæk, Denmark (Aage Louis-Hansen conference facilities).

From **3:00 - 3:30 pm** before the formal proceedings of the Annual General Meeting start, coffee, tea and cake will be served.

The General Meeting will be opened by the Chairman of the Board of Directors and will be presided over by a chairman appointed by the Board of Directors. The General Meeting will be webcast to the shareholders at www.coloplast.com.

Agenda of the General Meeting

1. To receive the Directors' report on the activities of the Company in the past financial year.

2. To receive and approve the audited annual report.

3. To consider and, if thought fit, pass a resolution for the distribution of profit according to the approved annual report.

4. To consider and, if thought fit, pass any resolutions proposed by the Board of Directors or shareholders.

   Proposals from the Board of Directors:

   (a) Amendment to the Company's Articles of Association.

   Article 7 (1) to be amended to read as follows:
   "All general meetings shall be convened giving not less than eight days' and not more than four weeks' notice in one or more nationwide daily newspapers. The notice shall set out the agenda and, if a proposal to amend the Articles of Association is to be considered at the general meeting, the essentials of such proposal."

   With this proposal *"notice in one or more nationwide daily newspapers"* will supersede the wording "Berlingske Tidende and Jyllands-Posten".

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel. +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917

(b) General guidelines for the Company's remuneration of members of the Board of Directors and the Executive Management.

Proposal to amend the section on remuneration of the members of the Executive Management:

Section 4 to be amended to read "*Another element of the variable pay is made up of options and is intended to ensure that the Executive Management's incentive correlates with the long-term creation of shareholder value. For that same reason, the option plan is revolving and not subject to achievement of defined benchmarks.*"

The number of options referred to in section 5 with a value equal to three months' net pay awarded to the members of the Executive Management each year should be amended to *"equal to four months' net pay"*.

The following wording *"calculated as the average price of all trades on the last trading day of the calendar year"* should be added to the sentence "Options are awarded with a strike price which is 15% higher than the market price at the award date".

The following wording shall be deleted as a consequence of amendments to section 7h of the Tax Assessment Act "For tax purposes, the terms of the award entail that the gain is taxed as share income while the costs of the award are not tax-deductible for the Company."

Section 5 to be amended to read as follows:
"Members of the Executive Management are awarded a number of options each year with a value equal to four months' net pay. The value is calculated in accordance with the Black Scholes formula. Options are awarded with a strike price which is 15% higher than the market price at the award date calculated as the average price of all trades on the last trading day of the calendar year. The members of the Executive Management pay 5% of the Black Scholes value to the Company as consideration for the options. The options have a term of five years and are exercisable after three years. The number of options awarded to each member of the Executive Management and their value is disclosed in the Company's annual report. Options in the Executive Management share option plan are covered by the Company's holding of treasury shares."

Section 6 to be deleted "Specifically for 2008/09, the Board of Directors is authorised to award members of the Executive Management an extraordinary number of options corresponding to three months' net salary. The options are awarded on unchanged terms and conditions at the beginning of January 2009."

A new section 6 to be added with the following wording "*The Executive Management is entitled to exchange a bonus corresponding to one month's net pay for a corresponding number of options on terms corresponding to those of the other options, see above. The Executive Management's choice to exchange the bonus shall be made upon the annual review of the Executive Management's remuneration and shall concern the award of options in the subsequent year.*"

The guidelines are otherwise unchanged.

The amended guidelines are enclosed with this notice and are also available on the Company's website.

(c) Grant of authority to the Company's Board of Directors to allow the Company to acquire treasury shares representing up to 10% of the Company's share capital pursuant to the provisions of section 48 of the Danish Public Companies Act.

The highest and lowest amount to be paid for the shares is the price applicable at the time of purchase +/-10%.

The authority shall be valid until the Company's Annual General Meeting to be held in 2010.

5. To elect Directors.

The Board of Directors proposes re-election of the following Directors:

Mr. Michael Pram Rasmussen, Director (Chairman)
Mr. Niels Peter Louis-Hansen, BCom (Deputy Chairman)
Mr. Sven Håkan Björklund, Director
Mr. Per Magid, Attorney
Mr. Torsten E. Rasmussen, Director
Mr. Jørgen Tang-Jensen, Director
Ms. Ingrid Wiik, Director

For further information on the members of the Board of Directors, please refer to Coloplast's website www.coloplast.com or contact the Shareholder Secretariat of Coloplast by telephone at +45 4911 1800.

6. To appoint auditors.

The Board proposes re-appointment of PricewaterhouseCoopers Statsautoriseret Revisionsaktieselskab as the Company's auditors.

7. Any other business.

Adoption of the amendment to the Articles of Association proposed under item 4 (a) is subject to at least 50% of the share capital being represented at the General Meeting and to the resolution being adopted by not less than two-thirds of the votes cast as well as of the voting share capital represented at the General Meeting, cf. Article 11 (1) and (2) of the Articles of Association.

If the required share capital is not represented at the Annual General Meeting, and the proposed resolution is not adopted by two-thirds of the votes cast, such resolution cannot be passed. If the proposed resolution obtains a majority of two-thirds of the votes cast, the Board of Directors will convene an Extraordinary General Meeting within two weeks, and if the proposed resolution obtains a majority of not less than two-thirds both of votes cast and of the voting share capital represented at such General Meeting, it is passed irrespective of the share capital represented.

No other proposals have been tabled by the Board of Directors or by shareholders for discussion at the Annual General Meeting.

Admission cards for the Annual General Meeting can be requested by filling in and sending the attached form, which may also serve to give proxy. The form must be received by Computershare A/S not later than Monday, 30 November 2009 at 12:00 noon.

Admission cards can also be ordered online via www.coloplast.com, and shareholders may give proxy via the website as well.

The total share capital of the Company is DKK 225 million, of which DKK 18 million is A shares divided into shares of DKK 5.00 each and multiples thereof and DKK 207 million is B shares divided into shares of
DKK 5.00 each.

The Articles of Association prescribe as follows concerning voting rights in the Company:

Article 9

Shareholders are entitled to attend general meetings, provided that not later than three days before the general meeting such shareholders have obtained an admission card for themselves and their adviser, if any, at the Company's offices against presentation of proof of their shareholdings or with reference to their shares having been registered in the Company's register of shareholders.

Shareholders who have acquired their shares by transfer may only vote such shares if

(1) the shares have been entered in the register of shareholders, or

(2) the shareholders have given notice of and documented their acquisition

prior to the relevant general meeting being convened.

Shareholders who have acquired shares in any other manner may not vote the shares concerned, unless such shareholders have been registered in the register of shareholders or have given notice of and documented their acquisition.

Shareholdings for which no voting right may be exercised by virtue of Article 9 (2) shall, however, be deemed to be represented at the general meeting if the shares have been registered in the register of shareholders prior to the general meeting or the shareholders have given notice of and documented their acquisition.

Each A share of DKK 5.00 entitles the holder to ten votes and each B share of DKK 5.00 entitles the holder to one vote.

Shareholders may vote by a proxy, who must produce a written and dated instrument of proxy. Proxy forms may not be issued for a period exceeding one year at a time.

The Company has appointed Nordea as custodian bank. The Company's shareholders may exercise their financial rights through this bank.

The Board of Directors

Enclosures

Re item 4 (b) of the agenda
General guidelines for the Company's remuneration of members of the Board of Directors and the Executive Management

Board of Directors
Members of the Board of Directors receive a fixed annual fee. The Chairman and Deputy Chairman of the Board of Directors receive a supplement to this fee. The amounts of fees and supplements are approved by the shareholders and disclosed in the annual report. Fees are fixed based on a comparison with fees paid by other companies.

Members of the Board of Directors receive no incentive pay.

Executive Management
The Chairman and Deputy Chairman of the Board of Directors perform an annual review of the remuneration paid to members of the Executive Management.

The remuneration paid to members of the Executive Management consists of a fixed and a variable part. The fixed pay consists of a net salary, pension contribution and other benefits. The value of each of those components is disclosed in the annual report for each member of the Executive Management.

As an element of the variable pay, members of the Executive Management may receive an annual bonus, subject to achievement of certain benchmarks. The bonus proportion varies among the members of the Executive Management, but is subject to a maximum of around 40% of the annual net salary. The actual bonus paid to each member of the Executive Management is disclosed in the annual report. At the date of adoption of these guidelines, the bonus benchmarks are based on value creation and profitability, but they may be changed by the Board of Directors. Any such change will be communicated in a stock exchange announcement.

Another element of the variable pay is made up of options and is intended to ensure that the Executive Management's incentive correlates with the long-term creation of shareholder value. For that same reason, the option plan is revolving and not subject to achievement of defined benchmarks.

Members of the Executive Management are awarded a number of options each year with a value equal to four months' net pay. The value is calculated in accordance with the Black Scholes formula. Options are awarded with a strike price which is 15% higher than the market price at the award date calculated as the average price of all trades on the last trading day of the calendar year. The members of the Executive Management pay 5% of the Black Scholes value to the Company as consideration for the options. The options have a term of five years and are exercisable after three years. The number of options awarded to each member of the Executive Management and their value is disclosed in the Company's annual report. Options in the Executive Management share option plan are covered by the Company's holding of treasury shares.

The Executive Management is entitled to exchange a bonus corresponding to one month's net pay for a corresponding number of options on terms corresponding to those of the other options, see above. The Executive Management's choice to ex-

change the bonus shall be made upon the annual review of the Executive Management's remuneration and shall concern the award of options in the subsequent year.

In addition, the Chairman and Deputy Chairman of the Board of Directors perform an annual review of the remuneration paid to members of the Executive Management relative to the managements of other Danish companies.

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1700

Ian S.E. Christensen
Head of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com

Press and the media

Elisabeth Geday
Director of External Relations
Tel. +45 4911 1922
Email: dkege@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare.

Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.

Coloplast

Ostomy Care
Urology & Continence Care
Wound & Skin Care

Announcement No. 17/2009
1 December 2009

RECEIVED

2009 DEC 17 A 7:09

Annual General Meeting of Coloplast A/S
on Tuesday, 1 December 2009 at 15:30

The Annual General Meeting of Coloplast A/S has just been adjourned. Reporting on the transactions cf. the agenda which is attached as an appendix to this information.

Mr. Henrik Wedell-Wedellsborg, Attorney at Law, was elected as Chairman of the Meeting.

Re 1
The Directors' report on the activities of the Company was approved unanimously.

Re 2
The annual report was approved unanimously.

Re 3
Distribution of ordinary dividend of DKK 7.00 per share of DKK 5.00 was approved by the General Meeting.

Re 4
The General Meeting received and adopted the following proposals from the Board of Directors:

(a) Amendment to the Company's Articles of Association.

Article 7 (1) to be amended to read as follows:
"All general meetings shall be convened giving not less than eight days' and not more than four weeks' notice in one or more nationwide daily newspapers. The notice shall set out the agenda and, if a proposal to amend the Articles of Association is to be considered at the general meeting, the essentials of such proposal."

(b) Amendments to the general guidelines for the Company's remuneration of members of the Board of Directors and the Executive Management in the section on remuneration of the Executive Management:

Section 4 to be amended to read *"Another element of the variable pay is made up of options and is intended to ensure that the Executive Management's incentive correlates with the long-term creation of shareholder value. For that same reason, the option plan is revolving and not subject to achievement of defined benchmarks."*

The number of options referred to in section 5 with a value equal to three months' net pay awarded to the members of the Executive Management each year to be amended to *"equal to four months' net pay"*.

The following wording *"calculated as the average price of all trades on the last trading day of the calendar year"* to be added to the sentence "Options are awarded with a strike price which is 15% higher than the market price at the award date".

The following wording to be deleted as a consequence of amendments to section 7h of the Tax Assessment Act "For tax purposes, the terms of the award entail that the gain is taxed as share income while the costs of the award are not tax-deductible for the Company."

Section 5 to be amended to read as follows:
"Members of the Executive Management are awarded a number of options each year with a value equal to four months' net pay. The value is calculated in accordance with the Black Scholes formula. Options are awarded with a strike price which is 15% higher than the market price at the award date calculated as the average price of all trades on the last trading day of the calendar year. The members of the Executive Management pay 5% of the Black Scholes value to the Company as consideration for the options. The options have a term of five years and are exercisable after three years. The number of options awarded to each member of the Executive Management and their value is disclosed in the Company's annual report. Options in the Executive Management share option plan are covered by the Company's holding of treasury shares."

Section 6 to be deleted "Specifically for 2008/09, the Board of Directors is authorised to award

members of the Executive Management an extraordinary number of options corresponding to three months' net salary. The options are awarded on unchanged terms and conditions at the beginning of January 2009."

A new section 6 to be added with the following wording "*The Executive Management is entitled to exchange a bonus corresponding to one month's net pay for a corresponding number of options on terms corresponding to those of the other options, see above. The Executive Management's choice to exchange the bonus shall be made upon the annual review of the Executive Management's remuneration and shall concern the award of options in the subsequent year.*"

The guidelines are otherwise unchanged.

(c) Grant of authority to the Company's Board of Directors to allow the Company to acquire treasury shares representing up to 10% of the Company's share capital pursuant to the provisions of section 48 of the Danish Public Companies Act.

The highest and lowest amount to be paid for the shares is the price applicable at the time of purchase +/-10%.

The authority shall be valid until the Company's Annual General Meeting to be held in 2010.

Re 5
Election of Directors.

The following members of the Board of Directors were re-elected by the General Meeting:

Mr. Michael Pram Rasmussen, Director
Mr. Niels Peter Louis-Hansen, BCom
Mr. Sven Håkan Björklund, Director
Mr. Per Magid, Attorney
Mr. Torsten E. Rasmussen, Director
Mr. Jørgen Tang-Jensen, Director
Ms. Ingrid Wiik, Director

Re 6
Appointment of auditors.

PricewaterhouseCoopers
Statsautoriseret Revisionsaktieselskab
Strandvejen 44
DK-2900 Hellerup

were re-appointed as the Company's auditors.

Re 7
Any other business.

Nothing to report under any other business.

Lars Rasmussen
President, CEO

Enclosures: Notice convening the General Meeting

Coloplast

Ostomy Care
Urology & Continence Care
Wound & Skin Care

To the shareholders of Coloplast A/S

17 November 2009

We have the pleasure of inviting you to attend the Annual General Meeting of Coloplast A/S, which will be held on

Tuesday, 1 December 2009 at 3:30 pm

at the premises of Coloplast at Holtedam 3, Humlebæk, Denmark (Aage Louis-Hansen conference facilities).

From **3:00 - 3:30 pm** before the formal proceedings of the Annual General Meeting start, coffee, tea and cake will be served.

The General Meeting will be opened by the Chairman of the Board of Directors and will be presided over by a chairman appointed by the Board of Directors. The General Meeting will be webcast to the shareholders at www.coloplast.com.

Agenda of the General Meeting

1. To receive the Directors' report on the activities of the Company in the past financial year.

2. To receive and approve the audited annual report.

3. To consider and, if thought fit, pass a resolution for the distribution of profit according to the approved annual report.

4. To consider and, if thought fit, pass any resolutions proposed by the Board of Directors or shareholders.

   Proposals from the Board of Directors:

   (a) Amendment to the Company's Articles of Association.

   Article 7 (1) to be amended to read as follows:
   "All general meetings shall be convened giving not less than eight days' and not more than four weeks' notice in one or more nationwide daily newspapers. The notice shall set out the agenda and, if a proposal to amend the Articles of Association is to be considered at the general meeting, the essentials of such proposal."

   With this proposal *"notice in one or more nationwide daily newspapers"* will supersede the wording "Berlingske Tidende and Jyllands-Posten".

   (b) General guidelines for the Company's remuneration of members of the Board of Directors and the Executive Management.

   Proposal to amend the section on remuneration of the members of the Executive Management:

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel. +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917

Section 4 to be amended to read "*Another element of the variable pay is made up of options and is intended to ensure that the Executive Management's incentive correlates with the long-term creation of shareholder value. For that same reason, the option plan is revolving and not subject to achievement of defined benchmarks.*"

The number of options referred to in section 5 with a value equal to three months' net pay awarded to the members of the Executive Management each year should be amended to *"equal to four months' net pay"*.

The following wording *"calculated as the average price of all trades on the last trading day of the calendar year"* should be added to the sentence "Options are awarded with a strike price which is 15% higher than the market price at the award date".

The following wording shall be deleted as a consequence of amendments to section 7h of the Tax Assessment Act "For tax purposes, the terms of the award entail that the gain is taxed as share income while the costs of the award are not tax-deductible for the Company."

Section 5 to be amended to read as follows:
"Members of the Executive Management are awarded a number of options each year with a value equal to four months' net pay. The value is calculated in accordance with the Black Scholes formula. Options are awarded with a strike price which is 15% higher than the market price at the award date calculated as the average price of all trades on the last trading day of the calendar year. The members of the Executive Management pay 5% of the Black Scholes value to the Company as consideration for the options. The options have a term of five years and are exercisable after three years. The number of options awarded to each member of the Executive Management and their value is disclosed in the Company's annual report. Options in the Executive Management share option plan are covered by the Company's holding of treasury shares."

Section 6 to be deleted "Specifically for 2008/09, the Board of Directors is authorised to award members of the Executive Management an extraordinary number of options corresponding to three months' net salary. The options are awarded on unchanged terms and conditions at the beginning of January 2009."

A new section 6 to be added with the following wording "*The Executive Management is entitled to exchange a bonus corresponding to one month's net pay for a corresponding number of options on terms corresponding to those of the other options, see above. The Executive Management's choice to exchange the bonus shall be made upon the annual review of the Executive Management's remuneration and shall concern the award of options in the subsequent year.*"

The guidelines are otherwise unchanged.

The amended guidelines are enclosed with this notice and are also available on the Company's website.

(c) Grant of authority to the Company's Board of Directors to allow the Company to acquire treasury shares representing up to 10% of the Company's share capital pursuant to the provisions of section 48 of the Danish Public Companies Act.

The highest and lowest amount to be paid for the shares is the price applicable at the time of purchase +/-10%.

The authority shall be valid until the Company's Annual General Meeting to be held in 2010.

5. To elect Directors.

   The Board of Directors proposes re-election of the following Directors:

   Mr. Michael Pram Rasmussen, Director (Chairman)
   Mr. Niels Peter Louis-Hansen, BCom (Deputy Chairman)
   Mr. Sven Håkan Björklund, Director
   Mr. Per Magid, Attorney
   Mr. Torsten E. Rasmussen, Director
   Mr. Jørgen Tang-Jensen, Director
   Ms. Ingrid Wiik, Director

   For further information on the members of the Board of Directors, please refer to Coloplast's website www.coloplast.com or contact the Shareholder Secretariat of Coloplast by telephone at +45 4911 1800.

6. To appoint auditors.

   The Board proposes re-appointment of PricewaterhouseCoopers Statsautoriseret Revisionsaktieselskab as the Company's auditors.

7. Any other business.

Adoption of the amendment to the Articles of Association proposed under item 4 (a) is subject to at least 50% of the share capital being represented at the General Meeting and to the resolution being adopted by not less than two-thirds of the votes cast as well as of the voting share capital represented at the General Meeting, cf. Article 11 (1) and (2) of the Articles of Association.

If the required share capital is not represented at the Annual General Meeting, and the proposed resolution is not adopted by two-thirds of the votes cast, such resolution cannot be passed. If the proposed resolution obtains a majority of two-thirds of the votes cast, the Board of Directors will convene an Extraordinary General Meeting within two weeks, and if the proposed resolution obtains a majority of not less than two-thirds both of votes cast and of the voting share capital represented at such General Meeting, it is passed irrespective of the share capital represented.

No other proposals have been tabled by the Board of Directors or by shareholders for discussion at the Annual General Meeting.

Admission cards for the Annual General Meeting can be requested by filling in and sending the attached form, which may also serve to give proxy. The form must be received by Computershare A/S not later than Monday, 30 November 2009 at 12:00 noon.

Admission cards can also be ordered online via www.coloplast.com, and shareholders may give proxy via the website as well.

The total share capital of the Company is DKK 225 million, of which DKK 18 million is A shares divided into shares of DKK 5.00 each and multiples thereof and DKK 207 million is B shares divided into shares of DKK 5.00 each.

The Articles of Association prescribe as follows concerning voting rights in the Company:

Article 9

Shareholders are entitled to attend general meetings, provided that not later than three days before the general meeting such shareholders have obtained an admission card for themselves and their adviser, if any, at the Company's offices against presentation of proof of their shareholdings or with reference to their shares having been registered in the Company's register of shareholders.

Shareholders who have acquired their shares by transfer may only vote such shares if

(1) the shares have been entered in the register of shareholders, or

(2) the shareholders have given notice of and documented their acquisition

prior to the relevant general meeting being convened.

Shareholders who have acquired shares in any other manner may not vote the shares concerned, unless such shareholders have been registered in the register of shareholders or have given notice of and documented their acquisition.

Shareholdings for which no voting right may be exercised by virtue of Article 9 (2) shall, however, be deemed to be represented at the general meeting if the shares have been registered in the register of shareholders prior to the general meeting or the shareholders have given notice of and documented their acquisition.

Each A share of DKK 5.00 entitles the holder to ten votes and each B share of DKK 5.00 entitles the holder to one vote.

Shareholders may vote by a proxy, who must produce a written and dated instrument of proxy. Proxy forms may not be issued for a period exceeding one year at a time.

The Company has appointed Nordea as custodian bank. The Company's shareholders may exercise their financial rights through this bank.

The Board of Directors

Enclosures

Re item 4 (b) of the agenda
General guidelines for the Company's remuneration of members of the Board of Directors and the Executive Management

Board of Directors
Members of the Board of Directors receive a fixed annual fee. The Chairman and Deputy Chairman of the Board of Directors receive a supplement to this fee. The amounts of fees and supplements are approved by the shareholders and disclosed in the annual report. Fees are fixed based on a comparison with fees paid by other companies.

Members of the Board of Directors receive no incentive pay.

Executive Management
The Chairman and Deputy Chairman of the Board of Directors perform an annual review of the remuneration paid to members of the Executive Management.

The remuneration paid to members of the Executive Management consists of a fixed and a variable part. The fixed pay consists of a net salary, pension contribution and other benefits. The value of each of those components is disclosed in the annual report for each member of the Executive Management.

As an element of the variable pay, members of the Executive Management may receive an annual bonus, subject to achievement of certain benchmarks. The bonus proportion varies among the members of the Executive Management, but is subject to a maximum of around 40% of the annual net salary. The actual bonus paid to each member of the Executive Management is disclosed in the annual report. At the date of adoption of these guidelines, the bonus benchmarks are based on value creation and profitability, but they may be changed by the Board of Directors. Any such change will be communicated in a stock exchange announcement.

Another element of the variable pay is made up of options and is intended to ensure that the Executive Management's incentive correlates with the long-term creation of shareholder value. For that same reason, the option plan is revolving and not subject to achievement of defined benchmarks.

Members of the Executive Management are awarded a number of options each year with a value equal to four months' net pay. The value is calculated in accordance with the Black Scholes formula. Options are awarded with a strike price which is 15% higher than the market price at the award date calculated as the average price of all trades on the last trading day of the calendar year. The members of the Executive Management pay 5% of the Black Scholes value to the Company as consideration for the options. The options have a term of five years and are exercisable after three years. The number of options awarded to each member of the Executive Management and their value is disclosed in the Company's annual report. Options in the Executive Management share option plan are covered by the Company's holding of treasury shares.

The Executive Management is entitled to exchange a bonus corresponding to one month's net pay for a corresponding number of options on terms corresponding to those of the other options, see above. The Executive Management's choice to ex-

change the bonus shall be made upon the annual review of the Executive Management's remuneration and shall concern the award of options in the subsequent year.

In addition, the Chairman and Deputy Chairman of the Board of Directors perform an annual review of the remuneration paid to members of the Executive Management relative to the managements of other Danish companies.

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1700

Ian S.E. Christensen
Head of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com

Press and the media

Elisabeth Geday
Director of External Relations
Tel. +45 4911 1922
Email: dkege@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare.

Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.

Coloplast

Ostomy Care
Urology & Continence Care
Wound & Skin Care

Announcement No. 18/2009
1 December 2009

The Board of Directors of Coloplast A/S elected its own Chairman and Deputy Chairman

Today, immediately after the Annual General Meeting of Coloplast A/S, the Board of Directors re-elected Mr. Michael Pram Rasmussen as Chairman and Mr. Niels Peter Louis-Hansen as Deputy Chairman.

Michael Pram Rasmussen
Chairman of the Board

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel. +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1700

Ian S.E. Christensen
Head of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com

Press and the media

Elisabeth Geday
Director of External Relations
Tel. +45 4911 1922
Email: dkege@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare.

Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.

Announcement No. 19/2009
1 December 2009

Articles of Association of Coloplast A/S
Company reg. (CVR) no. 69749917

Name, registered office and objects of the Company

1.

The name of the Company is Coloplast A/S. The Company also carries on business under the names of Dansk Coloplast A/S (Coloplast A/S), Coloplast International A/S (Coloplast A/S), Scantape A/S (Coloplast A/S) and Colomed Research Co. A/S (Coloplast A/S).

The Company's registered office is situated in the Municipality of Fredensborg.

2.

The objects of the Company are directly and through subsidiaries to carry on business as a manufacturing and trading Company, mainly within medical devices for the nursing and hospital sectors, and to carry on related research & development and investment activities.

Share capital and shares of the Company

3.

The total share capital of the Company is DKK 225 million, of which DKK 18 million is A shares divided into shares of DKK 5.00 each and multiples thereof and DKK 207 million is B shares divided into shares of DKK 5.00 each.

The share capital is fully paid up.

The A shares, which are non-negotiable instruments, are issued in the name of the holder and shall always be registered by name in the Company's register of shareholders. Any change of ownership in respect of the A shares is subject to consent by the Board of Directors. The same applies to any mortgaging or pledging.

Endorsement of the name of a shareholder on a share or the assignment thereof to a named holder is only valid vis-à-vis the Company when such endorsement or assignment has been entered in the register of shareholders or the shareholder has given notice of and documented the acquisition. The Company is not liable for the authenticity or correctness of any registered endorsement or assignment.

The B shares are negotiable instruments. The B shares are issued in the name of the holder and shall always be registered by name in the register of shareholders.

No restrictions apply to the transferability of the B shares.

4.

Except for the special rules set out below on pre-emption rights attaching to the A and B shares in connection with capital increases and the rules set out in Article 9 on the voting rights attaching to the A and B shares, no shares confer any special rights upon any holder and no shareholders are under an obligation to allow their shares to be redeemed.

If the shareholders in general meeting resolve to increase the share capital by issuing new A and B shares, the existing A shareholders have pre-emption rights to new A shares and the existing B shareholders have pre-emption rights to new B shares. If the share capital is only increased by A shares or B shares, all existing shareholders have pre-emption rights to new shares in proportion to their holdings of existing shares.

The A shares are signed by the Board of Directors in accordance with the rules of the Danish Public Companies Act. Annual dividends are paid to the A shareholders registered in the register of shareholders. Any dividends remaining unclaimed for a period of five years from the due date accrue to the Company.

The Company's B shares are registered with VP Securities and payment of dividends concerning the B shares will be calculated by VP Securities. Dividends will be deposited in the account and with the bank specified to VP Securities and generally pursuant to the applicable rules. Any dividends remaining unclaimed for a period of five years from the due date accrue to the Company.

4 A.

The Company's share capital may be increased in one or more issues of B shares by a total nominal amount of up to DKK 15 million as directed by the Board of Directors with respect to time and terms. New shares issued under this authorisation are offered with pre-emption rights to the existing shareholders, except where

(a) the Board of Directors deems it expedient that the offering is made without pre-emption rights to the existing shareholders, in which case the new shares will be offered at market price and not below par against cash payment, or

(b) the new shares are to serve as consideration in full or in part in connection with the Company's acquisition of existing assets.

4 B.

The authorisation conferred on the Board of Directors by Article 4 A shall be valid until the annual general meeting to be held in 2010.

New shares issued under the authorisation conferred on the Board of Directors by Article 4 A shall be negotiable instruments issued in the name of the holder and shall always be registered by name in the register of shareholders. The new shares shall be subject to the same rules with respect to transferability, redeemability, pre-emption rights and voting rights as those applicable to the Company's other shares as provided in Articles 3, 4 and 9.

The new shares are eligible for dividends and other rights in the Company from the time and date determined by the Board of Directors, always provided that such rights shall take effect not later than 12 months after the date of registration of the capital increase with the Danish Commerce and Companies Agency.

The Board of Directors is authorised to make any such amendments to the Articles of Association as may be necessitated by the capital increase referred to in Article 4 A.

5.

The Company's A shares may be cancelled without a court order in accordance with the rules of the Danish Public Companies Act.

General meetings

6.

The general meetings of the Company are held at the registered office of the Company or elsewhere in the Capital Region of Denmark. The annual general meeting shall be held every year before the end of December.

Extraordinary general meetings shall be held as and when requested by the Board of Directors or by the auditors. Moreover, extraordinary general meetings shall be convened within two weeks when requested in writing for the purpose of transacting specific business by shareholders holding one-tenth of the share capital.

7.

All general meetings shall be convened giving not less than eight days' and not more than four weeks' notice in one or more nationwide daily newspapers. The notice shall set out the agenda and, if a proposal to amend the Articles of Association is to be considered at the general meeting, the essentials of such proposal.

The notice convening a general meeting at which a resolution is to be passed under section 79 (1) or (2) of the Danish Public Companies Act shall set out verbatim the proposed resolution to amend the Articles of Association and shall be sent to all registered shareholders.

In order to be considered at the annual general meeting, proposals from the shareholders must be submitted to the Board of Directors not later than on 1 November of the relevant year.

Not later than eight days before a general meeting, the agenda and the proposed resolutions to be considered at the general meeting, set out verbatim, and in respect of annual general meetings also the audited annual report, shall be available for inspection by the shareholders at the Company's office and shall also be sent to all registered shareholders who have so requested.

8.

The agenda of the annual general meeting shall include the following business:

1. To receive the report of the Board of Directors on the activities of the Company during the past financial year.

2. To present and approve the audited annual report.

3. To pass a resolution on the distribution of profit or the covering of loss, as the case may be, in accordance with the approved annual report.
4. To consider any resolutions proposed by the Board of Directors or shareholders.
5. To elect members to the Board of Directors.
6. To appoint auditors.
7. Any other business.

9.

Any shareholder shall be entitled to attend the general meeting provided that not later than three days before the general meeting the shareholder has obtained an admission card for himself/herself and any adviser at the offices of the Company against production of evidence of the shareholder's shareholding or with reference to its registration.

Anyone who has acquired his/her shares through transfer shall only be entitled to exercise his/her voting rights in respect of the shares concerned if

(1) the shares have been entered in the register of shareholders, or

(2) the shareholder has notified and produced evidence of his/her acquisition

prior to the convening of the general meeting concerned.

A shareholder who has acquired shares in any other manner cannot exercise his/her voting rights in respect of the shares concerned unless the shareholder has been entered in the register of shareholders or has notified the Company about and produced evidence of this acquisition.

However, shareholdings for which no voting rights may be exercised by virtue of subarticle (2) shall be deemed to be represented at the general meeting if the shares have been entered in the register of shareholders prior to the general meeting or the shareholder has notified and produced evidence of his/her acquisition.

Each A share of DKK 5.00 shall entitle the holder to ten votes and each B share of DKK 5.00 shall entitle the holder to one vote.

Voting rights may be exercised through a proxy, who shall produce a written and dated instrument appointing the proxy. Such instrument cannot be issued for a period exceeding one year at a time.

10.

The Board of Directors shall appoint a chairman to preside over the meeting and decide all matters relating to the transaction of business and the voting. Any person entitled to vote may request that a ballot be taken on the specific item submitted for consideration.

11.

Business transacted at general meetings is determined by a simple majority of votes. Resolutions to amend the Articles of Association or to wind up the Company require that

at least 50% of the share capital is represented at the general meeting and that the resolution is passed by at least two-thirds of the votes cast as well as of the voting share capital represented at the general meeting.

If the required share capital is not represented at the relevant general meeting and the proposed resolution is not adopted by two-thirds of the votes cast, such resolution shall stand rejected. If the resolution is adopted by two-thirds of the votes cast, the Board of Directors shall convene an extraordinary general meeting within two weeks, and if the resolution is adopted by at least two-thirds of the votes cast as well as of the voting share capital represented at such general meeting, the resolution shall be passed irrespective of the share capital represented.

Proxies to attend the first general meeting shall, unless expressly revoked, also be deemed to be valid for the purposes of the second general meeting.

Resolutions comprised by the rules of section 79 of the Danish Public Companies Act must meet these provisions.

12.

Brief minutes of the proceedings at general meetings shall be recorded in a minute book authorised by the Board of Directors for that purpose and signed by the chairman of the meeting and by the attending members of the Board of Directors.

Board of Directors and Executive Management

13.

The Company is managed by a Board of Directors consisting of between five and eight members elected by the shareholders in general meeting and the number of employee representatives prescribed by Danish law.

Board members elected by the shareholders at the general meeting are elected for terms of one year and are eligible for re-election.

Persons who have reached the age of 70 cannot be elected to the Board of Directors.

14.

The Board of Directors shall appoint a chairman and a deputy chairman and shall be in charge of the overall management of the Company's affairs. Meetings of the Board of Directors are presided over by the chairman or, in his absence, the deputy chairman.

Resolutions by the Board of Directors shall be passed by a simple majority of votes. In case of an equality of votes, the chairman or, in his absence, the deputy chairman has the casting vote.

The Board of Directors shall draw up rules of procedure for the performance of its duties.

Minutes of the proceedings at meetings of the Board of Directors shall be recorded in a minute book to be signed by all Board members attending the meeting.

The audit book shall be submitted at all meetings of the Board of Directors and all entries shall be signed by all Board members.

The Board of Directors appoints an Executive Management consisting of up to six members, one of whom is appointed Chief Executive, and lays down the terms of their employment and the specific rules for their powers and responsibilities.

The Board of Directors may grant powers of procuration.

15.

The Company has defined general guidelines for remuneration, including incentive remuneration, of the Board of Directors and the Executive Management. These guidelines have been submitted to and adopted by the shareholders in general meeting.

16.

The Company is bound by the joint signatures of two members of the Executive Management, by the joint signatures of the chairman of the Board of Directors and a member of the Executive Management or by the joint signatures of all members of the Board of Directors.

Audit

17.

The Company's annual report shall be audited by two state-authorised public accountants appointed by the shareholders in general meeting, or by at least one state-authorised public accountant appointed by the shareholders in general meeting, if permitted by applicable legislation. Auditors are appointed for terms of one year and are eligible for re-appointment.

Financial statements

18.

The Company's financial year runs from 1 October to 30 September.

The annual report shall be signed by the Executive Management and the Board of Directors and shall be provided with the auditors' report.

19.

The annual report shall give a true and fair view of the Company's assets and liabilities, its financial position and results of operations in accordance with the relevant legislation in force from time to time. On the basis of the recommendation of the Board of Directors, the shareholders in general meeting pass a resolution on the distribution of profit as reported in the annual report.

Adopted at the general meeting held on 1 December 2009.

The Articles of Association of Coloplast A/S are available in a Danish and an English version. In case of discrepancies, the Danish version shall prevail.

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1700

Ian S.E. Christensen
Head of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com

Press and the media

Elisabeth Geday
Director of External Relations
Tel. +45 4911 1922
Email: dkege@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare.

Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.

Coloplast

Ostomy care
Urology & Continence care
Wound & Skin care

RECEIVED

2009 DEC 17 A 7:09

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

7 December 2009
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

Gunilla Jensen
Coordinator

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed announcements to Nasdaq OMX Copenhagen Nos. 20 and 21/2009.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

Encl.

Coloplast

Ostomy Care
Urology & Continence Care
Wound & Skin Care

RECEIVED

2009 DEC 17 A 7:49

Announcement No. 20/2009
3 December 2009

The Estate of Ms. J. Louis-Hansen has decreased its interests in Coloplast

Pursuant to section 28a of the Danish Public Companies Act and section 29 of the Danish Securities Trading Act, we hereby announce that The Estate of Ms. J. Louis-Hansen has decreased its interests in Coloplast A/S.

As of 3 December 2009 The Estate of Ms. J. Louis-Hansen holds 0% of the share capital and 0% of the votes in Coloplast A/S.

Lene Skole
Executive Vice President, CFO

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel. +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1700

Ian S.E. Christensen
Director of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com

Press and the media

Elisabeth Geday
Director of External Relations
Tel. +45 4911 1922
Email: dkege@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare.

Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.

Coloplast

Ostomy Care
Urology & Continence Care
Wound & Skin Care

Announcement No. 21/2009
4 December 2009

Major shareholder announcement

Pursuant to section 28a of the Danish Public Companies Act and section 29 of the Danish Securities Trading Act, we hereby announce that the major shareholders Niels Peter Louis-Hansen and Niels Peter Louis-Hansen ApS have increased their interests in Coloplast A/S.

Niels Peter Louis-Hansen and Niels Peter Louis-Hansen ApS now hold 20.32% of the share capital and 40.38% of the votes in Coloplast A/S.

The total nominal holding of Niels Peter Louis-Hansen and Niels Peter Louis-Hansen ApS is now DKK 45,717,115.

Lene Skole
Executive Vice President, CFO

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel. +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917

Coloplast

Ostomy Care
Urology & Continence Care
Wound & Skin Care

Announcement No. 21/2009
4 December 2009

Major shareholder announcement

Pursuant to section 28a of the Danish Public Companies Act and section 29 of the Danish Securities Trading Act, we hereby announce that the major shareholders Niels Peter Louis-Hansen and Niels Peter Louis-Hansen ApS have increased their interests in Coloplast A/S.

Niels Peter Louis-Hansen and Niels Peter Louis-Hansen ApS now hold 20.32% of the share capital and 40.38% of the votes in Coloplast A/S.

The total nominal holding of Niels Peter Louis-Hansen and Niels Peter Louis-Hansen ApS is now DKK 45,717,115.

Lene Skole
Executive Vice President, CFO

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel. +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917